DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 7, 2007

Mr. Enrique de Vilmorin
Chief Executive Officer
Ethos Environmental, Inc.
6800 Gateway Park Drive
San Diego, CA 92154

> **Re:** **Ethos Environmental, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 30, 2007**

Dear Mr. de Vilmorin:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

1.   You state that your relationship with your independent auditors was terminated on August 23, 2007, and your board of directors commenced its search for a new independent auditor. Please amend your report to comply with Item 304 of Regulation S-B. Specifically, please state whether your former accountant resigned, declined to stand for re-election or was dismissed on August 23, 20007. In addition, indicate whether your board of directors recommended or approved the decision to change accountants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding our comment. Please contact me at (202) 551-3686 with any other questions.

                                Sincerely,

                                Karl Hiller
                                Branch Chief